UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 333-139791

MASONITE INTERNATIONAL INC.
(Name of registrant)

1820 Matheson Blvd., Unit B4 Mississauga, Ontario L4W 0B3 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

On March 9, 2009, Masonite International Inc. (“Masonite”) announced unaudited summary financial information for the fiscal year ended 2008.  Masonite has also made certain financial projections available at www.masonite.com under the “News and Events” section.  The announcement is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1         Press Release, dated March 9, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL INC.

Date: March 9, 2009

	By:	/s/ ANTHONY DILUCENTE
	Name:	Anthony (Tony) DiLucente
	Title:	Executive Vice-President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated March 9, 2009.